Contact

www.linkedin.com/in/stefan-chmelik-msc-4539611a (LinkedIn)

Top Skills

Acupuncture
Pain Management
Alternative Medicine

Languages

English (Native or Bilingual)

Certifications

Masters Degree

Publications

Chinese Herbal Secrets

Patents

An apparatus for regulating biological rhythms

Stefan Chmelik MSc

Founder at BioSelf Technology - inventor of Sensate
United Kingdom

Summary

o Wellbeing Technology Visionary & Innovator focussed on global impact
o Integrated Healthcare Physician, 30+ years of medical leadership
o Expert in the treatment of stress, anxiety, trauma and complex disease
o Life long meditator, breath coach and teacher helping thousands of people

Experience

BIOSELF TECHNOLOGY LTD

Founder / Creator
September 2018 - Present (3 years 9 months)
London, United Kingdom

A technology start up creating Next Generation Wellbeing Enhancing Wearable Technology

New Medicine Group

Founder
2004 - Present (18 years)
London, Harley Street

The UK's leading Integrated Healthcare Team
300 years of expert clinical experience in a historic building in London's Harley Street. We combine the caring, patient-centred approach of complementary medicine with the accuracy and reliability of mainstream medical diagnosis and testing.

300 years of clinical experience
100 books published
3 professional journals

Zen Now

CEO
January 2013 - October 2019 (6 years 10 months)

Harley Street, London

The benefits of meditation for people that can't meditate

Thrive Health
Founder
2012 - November 2018 (6 years)
Harley Street, London

Pelvic People
Founder
January 2011 - September 2015 (4 years 9 months)

CP/CPPS effects many more people than is generally realised. Maria Elliott and Stefan Chmelik created Pelvic People at New Medicine Group to specifically address this problem.

The Wise Cook
Owner
2006 - December 2014 (8 years)

Traditional wisdom of cooking and eating

LCTA - The London College of Traditional Acupuncture and Oriental Medicine
Lecturer
1998 - 2010 (12 years)

Senior Lecturer and set up the UK's first Masters Degree in Chinese Herbal Medicine

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Education

Technology & Wellbeing Visionary focussed on global impact
Masters, Healthcare

Somatic Experiencing UK
Trauma resolution · (1989 - 2013)

Holland Park School

LCTA
MSc